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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

                 RETRACTION PRICE OF RETRACTABLE COMMON SHARES


          Toronto, Canada, October 4, 2001 - Hollinger Inc. (TSE: HLG.C) announces that the Retraction Price of the retractable common shares of the Corporation as of October 5, 2001 shall be $8.00 per share.

         Hollinger owns English-language newspapers in the United States, the United Kingdom and Israel. Its assets include the Telegraph Group Limited in Britain, the Chicago Sun-Times, The Jerusalem Post, a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets. For further information please call:

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
J. A. Boultbee                         Peter Y. Atkinson
Executive Vice-President and CFO       Executive Vice-President and General Counsel
Hollinger Inc.                         Hollinger Inc.
(416) 363-8721                         (416) 363-8721


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